December 31, 2025

Filed via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re: Compass Therapeutics, Inc.

Form S-3 Registration Statement

Filed on December 30, 2025

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the General Rules and Regulations under the Act, is hereby incorporated into the cover page of the Registration Statement on Form S-3 (File No. 333-292491) filed by Compass Therapeutics, Inc. on December 30, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Compass Therapeutics Inc.

/s/ Barry Shin
Barry Shin
Chief Financial Officer